January 24, 2006

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N. W.

Judiciary Plaza

Washington, D. C. 20549

Attention:	Mr. Steven Jacobs
Mr. Josh Forgione

Re:	Monitronics International, Inc.
Form 10-K for the year ended June 30, 2005
Filed September 23, 2005
File No. 333-110025

Ladies and Gentlemen:

The following responses are filed on behalf of Monitronics International, Inc. (“Monitronics” or the “Company”) in response to the comments from the Securities and Exchange Commission’s staff (the “Staff”) to the above referenced filing (the “Form 10-K”) received by facsimile on January 12, 2006.

This letter is to be faxed to the staff concurrently with the EDGAR filing to facilitate the Staff’s review. In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized items are used herein as defined in the Form 10-K.

Form 10-K for the year ended June 30, 2005

Financial Statements and Note

Note 5, Redeemable Preferred Stock, page F-12

Comment No. 1: We read your response to comment 2 and note that the liquidation value will be subject to adjustment only upon the occurrence of certain defaults. Please advise us of and clarify in future filings, your disclosure with respect to changes in the liquidation value subsequent to the dividend election date. For instance, your disclosure on page F-15 suggests that the liquidation value is subject to adjustment on a quarterly basis based on changes in EBITDA, cash and company debt.

P.O. Box 814530    •    Dallas, Texas 75381-4530    •    972-243-7443    •    1-800-232-1490    •    Fax: 972-919-1985

Securities and Exchange Commission

January 24, 2006

Response No. 1: The liquidation value will not be recomputed each quarter. The liquidation value will only be adjusted if the Company undertakes any of the actions described under “Voting Rights” in Note 5 to the Company’s financial statements included in the Form 10-K without first obtaining the consent of the holders of a majority of the then-outstanding shares of Series A preferred stock (referred to as a covenant or leverage default). When an adjustment is required, the Liquidation Value will be recalculated at that time using the formula provided below in Response No. 2 and an increased EBITDA multiple as prescribed by the terms of the Series A preferred stock depending on the type of covenant or leverage default and the annualized EBITDA for the fiscal quarter ending immediately prior to the date of the recalculation. In future filings, the current disclosure on page F-15 with respect to the liquidation preference will be changed to accommodate the Series A preferred stock dividend election and read as follows:

“The Series A preferred stock will have a liquidation preference per share based on the Liquidation Value (defined below) plus accrued and unpaid dividends. As of December 31, 2005, the Series A preferred stock had an aggregate liquidation preference of $45.8 million consisting of a Liquidation Value of $45.2 million plus accrued and unpaid dividends of $.6 million.

If the Company undertakes any of the actions described under “Voting Rights” above without first obtaining the consent of the holders of a majority of the then-outstanding shares of Series A preferred stock (referred to as a covenant or leverage default), the Liquidation Value will be recalculated at that time using the formula provided in the terms of the Series A preferred stock included in the Company’s articles of incorporation. The Series A preferred stock will then have a new Liquidation Value equal to the amount that would be received by the holders of the Series A preferred stock upon a liquidation of the Company assuming liquidation proceeds equal to (a) the sum of (i) annualized EBITDA for the most recently completed fiscal quarter multiplied by 5.5 as adjusted according to the terms of the Series A preferred stock depending on the type of covenant or leverage default, plus (ii) company cash in excess of $2.0 million, less (b) company debt (as defined in the articles of incorporation) (the “Liquidation Value”).”

Comment No. 2: Please further explain to us the method you used to determine the fair value upon reclassification and how will recognize subsequent changes in the liquidation value. For instance, if an initial and subsequent measurement is based on the present value of the amount to be paid at settlement, using an interest rate implicit on the dividend election date, please further explain how you considered the default provisions and other changes in the liquidation value in determining the amount to be paid is fixed. Refer to paragraphs 21-22 of SFAS 150. In your response, please also show us how you calculated the liquidation value on the dividend election date.

Response No. 2: We are obtaining a valuation of the Series A preferred stock performed by an independent valuation specialist to determine the fair value of the Series A preferred stock

Securities and Exchange Commission

January 24, 2006

at the dividend election date. The Liquidation Value of the Series A preferred stock is fixed as of the date of the dividend election except in the event of a covenant or leverage default as described in the terms of the Series A preferred stock included in our articles of incorporation. In determining that the amount to be paid is fixed as of the dividend election date, we considered that a covenant or leverage default was unlikely to occur. If a covenant or leverage default occurs, our articles of incorporation provide for re-measurement of the Liquidation Value upon that default; however, the mandatory redemption date will remain unchanged. Accordingly, upon the occurrence of a covenant or leverage default, the liability would be adjusted to the present value of the re-measured Liquidation Value using the interest rate implicit at the date of the re-measurement.

Applying the formula, the Liquidation Value of $45.2 million, as determined at the time of the election on November 4, 2005, is calculated as set forth in Schedule A.

If you have any further questions or comments, please call the undersigned at your convenience at (972) 277-3623.

Sincerely,

MONITRONICS INTERNATIONAL, INC.

/s/ Michael M. Meyers

Michael R. Meyers

Vice President & CFO

Principal Accounting Officer

MRM/bgw

cc:	James R. Hull (Monitronics International, Inc.)
Christine A. Hathaway (Vinson &Elkins)

SCHEDULE A

LIQUIDATION VALUE CALCULATION

EBITDA for the quarter ended June 30, 2005		$29,395,472
		x 4

LQA EBITDA		117,581,888

EBITDA Multiple		x 5.5

LQA EBITDA times(X) EBITDA Multiple		$646,700,384

Plus:
Cash of the Company in excess of $2.0 million		$—

Less:
Funded Debt
Subordinated Notes	$21,469,821.00
Credit Facility	246,687,500
Senior Subordinated Notes	160,000,000

	$428,157,321
Accrued Dividends on Series A Preferred Stock	—

Total Funded Debt	$428,157,321	$428,157,321

Funds Available For Distribution		$218,543,063
Total Outstanding Shares
Series A Preferred Stock	8,187,075
Class A Common Stock	30,247,123

	38,434,198	38,434,198

Funds Available Per Share		$5.69

Proceeds From Conversion Of In The Money Securities
Exercise of $1.00 options		$11,000
Exercise of Class A Common Warrants at $.01		$11,333

Funds Available For Distribution		$218,543,063

Adjusted Funds Available For Distribution		$218,565,396

Adjustment To Outstanding Shares From Conversion Of In the Money Securities
Class A Common Warrants Shares	1,133,328
Vested In The Money Options	11,000

	1,144,328

Total Outstanding Shares	38,434,198

Adjusted Total Outstanding Shares	39,578,526	39,578,526

Funds Available Per Share		$5.52

Series A Preferred Stock

Total Series A Preferred Shares		8,187,075

Conversion Price Per Share		$5.52

Liquidation Value		$45,211,671